FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For August 09, 2006

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statement on Form F-3 (Registration No. 333-116044) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

        Attached to the Registrant’s Form 6-K for August 09, 2006 and incorporated by reference herein is the Registrant’s immediate report dated August 09, 2006.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Yael Peretz —————————————— Yael Peretz Legal Advisor

Dated: August 09, 2006

BLUEPHOENIX SOLUTIONS REPORTS RECORD RESULTS FOR THE
SECOND QUARTER OF 2006

—	Q2 Record Revenues and Earnings, and Continued Sequential Growth

—	First Half 2006 vs. First Half 2005: Operating Income up 140%, $3.6 Million vs. $1.5 Million; Net Income Grew Fourfold from $0.5 Million to $2 Million.

—	Increasing Penetration of Financial Services and Automotive-Industrial Sectors

Herzlia, Israel – August 9, 2006 – BluePhoenix Solutions Ltd. (NASDAQ: BPHX), the leader in Enterprise IT Modernization, today reported record financial results for the first half and second quarter ending June 30, 2006.

For the first half of fiscal 2006, BluePhoenix reported record sales of $32.6 million, up 14% from $28.5 million in the same period a year ago. Operating income for the first six months of 2006 rose 140% to $3.6 million, from $1.5 million in the first six months of 2005. As a percentage of revenues, operating income for the first half climbed to 11% as compared to 5% in the first half of 2005.

First half adjusted net income, excluding non-cash financial expenses mainly related to convertible debentures, was $2.7 million or $0.19 per share, as compared to $825,000 or $0.05 per share in the first half of 2005. Net income for the first six months grew fourfold and reached $2.1 million, or $0.14 per share, as compared to $495,000, or $0.04 per share, in the first half of 2005.

For the second quarter of 2006, BluePhoenix reported record sales of $16.6 million, up 15% from $14.4 million in the second quarter of 2005. Operating income for the second quarter – the fifth quarter of sequential growth – was a record $1.9 million, up 160% from $718,000 in the second quarter of 2005. As a percentage of revenues, second quarter operating income was 11%, more than double as compared to 5% in the second quarter of 2005, and the same as in the previous quarter.

Second quarter adjusted net income, excluding non-cash financial expenses mainly related to convertible debentures, was $1.4 million, or $0.10 per share, as compared to $309,000, or $0.02 per share, in the first quarter of 2005. Net income for the second quarter grew sixfold and reached $1.1 million or $0.08 per share, as compared to $186,000 or $0.01 per share in the second quarter of 2005, and increased by 16% from $949,000 or $0.07 per share in the prior quarter.

Operational highlights for the first half 2006 include:

—	Our backlog of purchase orders for the next running 12 months was close to $72 million at the end of the second quarter.

—	Successful implementation of our vertical market penetration strategy. Two world leaders in the automotive industry were added to our customer list. In the finance sector, we announced one major global bank, one prominent Swiss bank and a group of 80 saving banks in Spain.

—	Further expansion in database migrations, with a multi-million dollar agreement for a database modernization project in Canada, and a frame agreement with T-Systems in Germany for an estimated amount of $30 million.

Arik Kilman, BluePhoenix CEO, commented, “This fifth quarter of sequential growth is evidence that our previous market and technology analyses are accurate and being realized. Major Fortune 15,000 enterprises worldwide that are built around legacy IT systems are steadily developing the understanding of the inevitability of IT modernization. Being risk averse, these enterprises are seeking a reliable and efficient solution that will leverage their previous investments and maintain their business rules, while achieving the required flexibility of a modern system that supports their current and future 21stcentury business and technological requirements. Over the past three years, we have invested heavily in developing our comprehensive suite of automated tools, creating awareness of and interest in our unique solutions, building the global, support infrastructure, and proving our superior positioning in this market.”

BluePhoenix has scheduled a conference call on:

Wednesday, August 9th, 2006, at 10:00 A.M. EDT (17:00 Israel Time)

Arik Kilman, Chief Executive Officer, and Iris Yahal, Chief Financial Officer, will discuss the second quarter results and will be available to answer questions.

Interested parties are welcome to call the telephone numbers listed below, 5–10 minutes prior to the start of the conference call.

In the US call: (800)-553-0327

Outside the US call: +1-(612)-332-0636

Callers should reference “BluePhoenix Solutions Second Quarter 2006” to the AT&T conference call operator.

An automated replay of the conference call will be available from August 9th, 2:00 P.M. until August 11th, at 11:59 P.M. (EST).

To access the replay please call (USA) (800)-475-6701 (International) +1-(320)-365-3844 and enter BluePhoenix Solution’s access code of 838501.

The replay will also be available at any time on the BluePhoenix Web site:
www.bphx.com/investors.cfm

About BluePhoenix Solutions

BluePhoenix Solutions leads the IT Modernization market by developing unique solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure, thus quickly and cost-effectively extending the ROI of their existing IT systems. The company’s comprehensive suite of tools and services (including technology for Understanding, Migration, Remediation, and Redevelopment) reduces the cost of renovation and speeds up the renewal process. BluePhoenix has 12 offices throughout the world, including locations in the USA, UK, Denmark, Germany, Italy, The Netherlands, Australia, and Israel. For more information, please visit our Web site at www.bphx.com.

(Tables to Follow)

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

All names and trademarks are their owners' property.
Company Contact: Iris Yahal +972-9-9526110
Investor Contact: Paul Holm +1-212-496 7238

BLUEPHOENIX SOLUTIONS LTD.
(AN ISRAELI CORPORATION)

CONSOLIDATED BALANCE SHEETS
(in thousands)

	June 30, 2006	December 31 2005
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$13,098	$10,791
Accounts receivable:
Trade	23,133	18,143
Other	2,781	2,495

Total current assets	39,012	31,429

LONG-TERM TRADE RECEIVABLES	791	---

INVESTMENTS	--	370

PROPERTY AND EQUIPMENT, NET
Cost	11,734	11,465
Less - accumulated depreciation	9,701	9,305

	2,033	2,160

OTHER ASSETS, NET	69,365	65,732

Total assets	$111,201	$99,691

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term credit from banks and others	$5,304	$14,095
Accounts payable and accruals:
Trade	3,521	3,088
Deffered revenue	3,808	2,776
Other	6,753	6,924

Total current liabilities	19,386	26,883

LONG-TERM LIABILITIES:
Convetible debentures	18,504	4,342
Accrued severance pay, net	1,594	1,309
Provision for losses in formerly-consolidated subsidiary	1,971	1,971
Loans from banks and others	8,987	8,389

Total long-term liabilities	31,056	16,011

MINORITY INTEREST	5,165	5,031

SHAREHOLDERS' EQUITY	55,594	51,766

Total liabilities and shareholders' equity	$111,201	$99,691

BLUEPHOENIX SOLUTIONS LTD.
(AN ISRAELI CORPORATION)

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands,except per share data)

	Three months ended June 30,		Six months ended June 30,		Year ended December 31,
	2006	2005	2006	2005	2005
	Unaudited		Unaudited

Revenues	$16,574	$14,398	$32,603	$28,499	$58,947

Cost of revenues	6,909	6,507	13,592	12,579	25,379

Gross profit	9,665	7,891	19,011	15,920	33,568

Software development costs, net	2,289	1,827	4,486	3,758	8,006

Selling, general and administrative expenses	5,306	5,076	10,552	10,052	20,553

	2,070	988	3,973	2,110	5,009

Depreciation	206	270	400	577	1,058

Operating income	1,864	718	3,573	1,533	3,951

Financial expenses, net	(842)	(573)	(1,615)	(1,231)	(1,978)

Other income, net	268	76	282	107	104

Income before taxes	1,290	221	2,240	409	2,077

Taxes on income	9	--	54	--	149

	1,281	221	2,186	409	1,928

Minority interest	(178)	(35)	(134)	86	(139)

Net income	$1,103	$186	$2,052	$495	$1,789

Adjusted Net income(*)	1,425	309	2,654	825	2,345

Basic earnings per share	0.08	0.01	0.15	0.04	0.13

Diluted earnings per share	0.08	0.01	0.14	0.04	0.13

Adjusted Diluted earnings per share(*)	0.10	0.02	0.19	0.05	0.17

Common shares outstanding	14,134	13,557	13,776	13,561	13,557

Common shares assuming dilution	14,696	14,940	14,276	14,959	13,960

(*) excluding noncash financial expenses mainly related to convertible debentures